PE
3-1-02

02020487

SEC MAIL PROCESSING
RECEIVED
MAR 11 2002
WASH, D.C. 354 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of MARCH 2002

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

HIGHWOOD RESOURCES LTD.

Suite 715, 734 - 7th Avenue SW
Calgary, Alberta Canada T2P 3P8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHWOOD RESOURCES LTD.

Stefan M. Michalewicz
Manager, Corporate Reprotiing

PER: Christiana Knight
Vice-President, Finance and Controller

Dated: 08 March 2002

NEWS RELEASE

MARCH 7, 2002

HIGHWOOD RESOURCES LTD. (HWD-TSE) (OTC/BB-HIWDF)

Highwood Reports Results of Operations for the Fourth Quarter of 2001 and for the year ended December 31, 2001

Calgary, Alberta. March 7, 2002 – (HWD) Highwood Resources Ltd., a producer of and marketer of value added industrial mineral products in North America announced today a net loss of $2,610,768 for the year ended December 31, 2001 compared to net loss of $348,114 for the year ended December 31, 2000.

Highwood Resources Ltd. had an operating loss for 2001 of $1,010,682, compared to an operating loss of $1,007,426 for 2000. In 2001 the Company wrote down capital assets and resource properties by $1,326,218 compared to reporting a gain on sale of assets of $547,429 in 2000. In addition, previously capitalized future income taxes of $240,246 were expensed in 2001 compared to a credit to tax expense of $207,551 in 2000.

As a result of these charges to the income statement, the Company reported a net loss of $2,610,768 for 2001 compared to a net loss of $348,114 for 2000.

The net loss for the fourth quarter of 2001 was $2,316,739 compared to a net loss of $532,877 for the same period of 2000.

The operating loss for the fourth quarter of 2001 was $513,845 compared to an operating loss of $753,299 for the same period of 2000. In the fourth quarter of 2001 the Company wrote down capital assets and resource properties by $1,326,218. In addition, previously capitalized future income taxes of $473,501 were expensed in the fourth quarter of 2001 compared to a credit to tax expense of $249,622 in the fourth quarter of 2000.

As a result of these charges to the income statement, the Company reported a loss of $2,316,739 for the fourth quarter of 2001 compared to a net loss of $532,877 for the same period of 2000.

Highwood Resources Ltd., based in Calgary, Alberta, is a widely held Canadian public company that is engaged in the production and marketing of value added industrial mineral products. The minerals being produced include barite, talc, silica, dolomite, gypsum and zeolite, all of which are all processed in North America. In addition, the Company has a 55% interest in a joint venture facility in the People's Republic of China, which produces barite products.

Highwood is listed on the Toronto Stock Exchange ("TSE") with the symbol "HWD" and has 39,858,305 shares outstanding.

For further information please contact:

W.M.Shaver
Chief Executive Officer
Highwood Resources Ltd.
Tel: 905-780-1980 Fax 905-780-1990

Malcolm Kane
President
Highwood Resources Ltd.
Tel: 403-261-3999 Fax 403-264-2959

MANAGEMENT'S DISCUSSION & ANALYSIS

OVERVIEW

Highwood Resources Ltd. is engaged in the production and marketing of value added industrial mineral products. The minerals being produced include barite, talc, silica, dolomite, gypsum and zeolite, all of which are processed in North America. In addition, the Company has a 55% interest in a joint venture facility in the People's Republic of China (Sino-Can Joint Venture) which produces barite products. The primary markets for the Company are in North America, but shipments are also made to South America, Europe and Asia.

The 1999 acquisition of Canada Talc, a southern Ontario producer of talc and dolomite products, strengthened the Company's focus on providing products for the industrial filler and extender markets. Since the acquisition, a substantial investment has been made to upgrade and increase the capacity of the Canada Talc facility. All filler grade talc, dolomite and barite are processed at the Canada Talc location. The barite is imported from offshore, while the talc and dolomite are obtained from the Company's mines.

Drilling mud grade barite and gypsum continue to be processed at the Lethbridge, Alberta facility using raw ore purchased from outside sources. Zeolite processed at Lethbridge is obtained from the Company's open pit mine in British Columbia. The silica processed at the Golden, British Columbia plant is obtained from the Company's open pit mine at the same site.

The Company is continuing in its efforts to dispose of non-operating location assets, specifically the mills at Northport, Washington and Rocky Mountain House, Alberta and the mine site at Parson, British Columbia.

The Company continues to seek joint venture partners or other arrangements to advance the potential tantalum and beryllium deposits at the Thor Lake property. Together with Navigator Exploration Inc., the Company has completed a Working Rights and Option Agreement on the Lake Zone which provides that Navigator can earn the right to a 51% interest in that property though the expenditure of $1.4 million over four years and the completion of a stream of option payments to Highwood Resources. In addition to this completed option agreement, a Letter of Intent has been entered into whereby Navigator can earn a 50% interest, being all of Highwood's interest, in the Elk Lake property by completion of a stream of payments.

RESULTS OF OPERATIONS

Fourth Quarter 2001

The Company's revenue increased by 7% from $3,880,719 in the fourth quarter of 2000 to $4,168,726 in the fourth quarter of 2001, with revenues increasing in all operating segments of the business. Gross margin increased from $339,598 in the fourth quarter of 2000 to $596,776 in the same quarter of 2001.

General and administrative expenses increased by less than 1% from $677,485 in the fourth quarter of 2000 to $682,482 in the fourth quarter of 2001. Depreciation and amortization for the three months ending December 31, 2001 were $307,758, which is an increase of 22% This is a result of the expansion and redevelopment of the Canada Talc facility in 2000. Exploration expense in the fourth quarter of 2001 was less than half of the expense in the same quarter of 2000, reflecting reduced exploration activity.

Interest expense was down from $120,880 for the fourth quarter of 2000 to $101,217 in the fourth quarter of 2001 as a consequence of debt reduction as well as lower interest rates.

The loss from operations for the fourth quarter of 2001 was $513,845 compared to $753,299 for the same period in 2000, an improvement of 32%. Although the loss from operations for the quarter showed improvement over 2000, write-downs brought the net loss for the three months ended December 31, 2001 to $2,316,739 compared to $532,877 for the same period in 2000.

During the fourth quarter of 2001, the Company made the decision to write down the carrying value of a non-producing asset being held for sale and this resulted in a charge to income of $1,116,411. In addition, an exploration project was determined to be non-viable and a write-down of $209,807 was recorded.

A further unusual write-off during the fourth quarter resulted from the decision to reverse a previously booked future income tax asset, which resulted in a charge to net income during the quarter of $473,501.

Year ended December 31, 2001

The Company's revenue increased by 6.5%, up from $16,511,791 in 2000 to $17,579,430 for 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased from $409,679 in 2000 to $647,117 in 2001.

The operating loss (loss before other items) was $1,010,682 in 2001 compared to $1,007,426 in 2000.

In 2001 the Company wrote down capital assets and resource properties by $1,326,218 compared to reporting a gain on the sale of capital assets of $547,429 in 2000. In addition, previously capitalized future income taxes of $240,246 were expensed in 2001. As a result of these charges, the Company reported a net loss of $2,610,768 for 2001, compared to a net loss of $348,114 in 2000.

REVENUES

Total revenues in 2001 were $17,579,430, compared with $16,511,791 in 2000. This increase of 6.5% was primarily the result of heightened drilling activity, which increased sales of gypsum and mud grade barite by over $1 million.

Zeolite revenues increased by 65%, while volumes almost doubled over 2000. This increase reflects the fact that the Company's zeolite product has been well accepted in the agri-feed market where it has been found to work extremely well to reduce energy costs and enhance end-product performance.

Silica revenue remained consistent with 2000, even though silica volumes were down by 12%. This was due to the shift in product mix from low priced, coarser product to finer, higher priced material.

Barite filler-grade volumes increased by 14%, with revenue increasing by 8%. This was due to the fact that the volume increases consisted primarily of lower priced, coarse grade product lines.

Talc sales volumes increased by 11%, with a corresponding revenue increase of 2%. Although the bulk of the volume increase occurred in the lower brightness, coarser grind products, the Company's sales of micronized,, higher value grades which were introduced in 2001 continued to grow dramatically throughout the year. Marketing efforts remain focussed on developing the talc market and management is confident that the Company's market share will continue to expand in this area.

Dolomite sales in 2001 were consistent with 2000 both in terms of volume and revenue.

The Company's joint venture partner, Sino-Can, continues to be profitable, with revenues in 2001 consistent with those in 2000.

In 2000, the Company discontinued the processing of limestone products and the pelletizing of gypsum and zeolite. These products contributed revenue of approximately $1.2 million to fiscal 2000. Gypsum and zeolite in powdered form continue to be processed at the Lethbridge facility.

OPERATING EXPENSES

Operating expenses in the financial statements include direct production costs, quality control, marketing and other overheads directly attributable to the divisional mining and processing activities. Operating expenses during 2001 were 85.7% of revenue as opposed to being 85.6% of revenue in 2000. While the percentage is consistent year over year, the actual increase in operating expenses was $921,966. Overall tonnage sold in 2001 was down by approximately 6%. The increase in total operating expenses corresponding with a decrease in sales volumes is a result of the product mix. This was particularly evident in the silica operation, which saw volumes increasing in glass sand sales, but decreasing to a greater degree in metallurgical rock sales. Because of the differing production costs, this resulted in an overall drop in volume in the silica area, without a correlating drop in operating expenses.

The Canada Talc location was processing at a lower capacity level than that for which it was designed. Production costs for materials processed at that facility continue to be high. The nature of the production process is such that once a certain base load is reached, additional tonnage can be added with little incremental cost. As markets continue to develop and higher volumes are processed at the Canada Talc facility, management expects that production costs per tonne will decrease, resulting in improved margins.

The Lethbridge mill facility had an increase in throughput of over 25% for the year. This resulted in lower production costs on a per tonne basis for products processed at this location.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by $137,768 to $1,780,548 in 2001 from $1,642,780 in 2000. During 2000, certain supervisory payroll amounts relating to the Canada Talc redevelopment were capitalized as opposed to being expensed. In 2001, the current year payroll expenses for those individuals were not capitalized, but were expensed as general and administrative expenses. In addition, during 2001 the Company incurred an unusual payroll related expense. Once the effect of these two factors is removed, general and administrative expenses for 2001 actually decreased slightly.

The non-operating locations of which the Company is intending to sell continue to incur certain unavoidable expenses such as property tax and insurance. As these assets are disposed of, these costs will be eliminated. Management continues to monitor general and administrative expenses closely with a view to further reducing costs.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased by $106,480 from $1,082,860 in 2000 to $1,189,340 in 2001. This is because capital expenditures made in 2000 were only depreciated for a portion of the year 2000, while they are depreciated for the entire year in 2001. Depreciation and amortization in 2001 included $99,561, which related to goodwill and deferred costs that are now fully amortized.

EXPLORATION

Exploration expense in 2001 was $88,641 as opposed to $319,174 in 2000. This decrease of $230,533 reflects the fact that exploration efforts in 2001 were of a limited nature. It is anticipated that exploration will be further reduced in 2002 as the Company continues to shift its focus from mining its own raw materials to purchasing feedstock.

INTEREST

Interest expense increased by $135,214 from $333,245 in 2000 to $468,459 in 2001. This increase reflects the fact that $2 million of the term debt was incurred in September of 2000 and as a result, was only subject to interest charges for a portion of fiscal 2000. In addition, declining cash flows in 2001 resulted in higher average balances outstanding on the operating line of credit, with the result being higher interest costs.

Out of the net proceeds of approximately $2 million generated from a rights offering which closed in January of 2002, $1.5 million was applied to the term debt on January 15, 2002. This reduction is debt, coupled with the trend toward lower interest rates should result in reduced interest expense in 2002.

WRITE-DOWN OF CAPITAL ASSETS AND EXPLORATION PROJECTS

The Company is attempting to sell the remaining Limeco assets consisting of the land, buildings and plant equipment at Rocky Mountain House. In order to properly reflect the net realizable value of the asset, the Company wrote down the book value of the assets to $1 million, resulting in a charge to income of $1,116,411.

The Company held an option on a mica property located in Southern Ontario and had incurred certain expenses relating to option payments and exploration expenditures. In 2001, the decision was made that, because of financial constraints as well as a concern regarding the quality of the material contained on the property, the option would be allowed to lapse. Consequently, a write-off of $209,807 was recorded.

In September of 2000, the Company disposed of the Limeco limestone quarry and recorded a net gain of $509,942. The sale of other assets produced a further gain of $37,487. As a result, the total gain on disposal of fixed assets for fiscal 2000 was $547,429 compared to $27,922 for fiscal 2001.

INCOME AND OTHER TAXES

The Company recorded a current tax expense of $61,544 in 2001 as opposed to $95,668 in 2000. This is composed primarily of corporate taxes levied on its capital structure with a small portion being income taxes on profits in Sino-Can.

In 2000, a future income tax benefit was recorded in the amount of $207,551. No future income tax benefit was recorded for 2001, due to the uncertainty regarding the Company's future ability to make use of such an asset. For the same reason, the previously recorded future income tax benefit of $240,246 was written-off in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operating activities, before non-cash working capital adjustments was a cash inflow of $117,114 compared with a cash outflow of $20,234 in 2000.

Working capital at the end of 2001 was $2,576,819 compared with $3,404,877 at the end of 2000. Cash decreased to $180,040 from $336,317 at the end of 2000. Accounts receivable was reduced by $764,619 to $2,530,262 at December 31, 2001. A large part of this reduction was due to a revision in credit terms with one particular high volume customer. Inventories increased by $645,730 from $8,339,658 to $8,985,388. This increase was due to a build up of mud grade barite raw ore inventory at the Lethbridge location due to lower than anticipated sales of mud grade barite in the last quarter of 2001. Prepaid expenses and other assets increased by $254,079 from $95,786 at the end of the prior year. This was primarily a result of accrued costs relating to the prospectus for the rights offering. In 2002, these costs will be used to offset gross proceeds from the offering. The net result of these changes was a decrease in current assets of $21,087 to $12,045,555 from $12,066,642 in the prior year.

Current liabilities at the end of 2001 were $9,468,736 as opposed to $8,661,765 at the end of 2000, an increase of $806,971. Accounts payable and accrued liabilities increased by $1,297,342 from $2,363,354 to $3,660,696 during 2001. This increase is due to the fact that in the latter part of 2001, liabilities were incurred for the year-end inventory build-up of mud-grade barite as well as for the prospectus issue costs. As a result of a re-negotiated term loan facility, all of the Company's term debt is classified as current. The $833,333 reduction in the current portion of long- term debt, from $3,533,333 at December 31, 2000 to $2,700,000 at December 31, 2001 is the consequence of regularly scheduled principal payments made in accordance with the loan agreements.

The Company issued a Rights Offering, dated December 10, 2001, for existing shareholders to subscribe for up to 21,855,458 rights exercisable into 18,002,847 common shares at $0.125 per share, for aggregate proceeds of $2,250,356. The expiry date of the offering was January 11, 2002.

The rights offering was oversubscribed and as a result, the full amount of $2,250,356 was raised. Issue costs were approximately $260,000. $1,500,000 of the proceeds were used to make a required payment to the Company's principal lender on January 15, 2002.

The terms of the current lending agreement with the Company's principal banker require the repayment of all bank indebtedness by March 31, 2002. The Company is negotiating with the lender with regards to this date and management is confident that an extension will be negotiated prior to the March 31, 2002 deadline.

CAPITAL EXPENDITURES

During the year ended December 31, 2001 Highwood incurred capital asset expenditures of $716,711, compared to $3,149,993 in 2000. The majority of the expenditure in 2000 was the completion of the upgrading and redevelopment of the Canada Talc mine and milling facility. Expenditures in 2001 relating to Canada Talc were considerably less, at approximately $400,000.

Capital spent to advance the Thor Lake project was $181,274, and $32,373 was spent on a mica exploration project prior the decision to abandon the project and write off the balance of $209,807.

Capital expenditures in 2002 are expected to be primarily of a maintenance nature, although some expenditure will be required to expand the Company's micronizing capacity to meet forecast demand.

LONG-TERM DEBT

The Company's term debt is currently on a demand basis and as such, is classified as current on the financial statements at December 31, 2001. The amount outstanding at year-end was $2.7 million.

Subsequent to the closing of the rights offering in January of 2002, a $1.5 million payment was made to reduce the balance of the term debt to $1.2 million.

The Company continues to assess various refinancing alternatives and to pursue redundant asset sales to reduce its overall debt.

SHAREHOLDERS' EQUITY

At December 31, 2001 shareholders' equity was $18,219,737 compared with $20,830,505 at December 31, 2000. This change is due to the current year loss of $2,610,768.

BUSINESS RISKS

The exploration for, and the development, production and marketing of industrial minerals involves a wide range of financial and operational risks, many of which are beyond the Company's control. These risks include the fluctuation of commodity prices, financing capabilities, uncertainties of product demand, transportation interruptions, the ability to locate and secure commercially exploitable reserves, the volatile nature of interest rates and foreign exchange, environmental regulations and unpredictable equity market conditions. Highwood strives to mitigate these risks through proactive management, by employing highly trained professional management and staff and through careful planning, construction and operation of its facilities.

While it is impossible to eliminate all of the risks involved in the Company's business, Highwood manages its affairs, to the extent possible, to ensure that production and the underlying assets of the Company are protected.

ENVIRONMENT AND SAFETY

Highwood is committed to protecting the environment, its employees and the public while developing resources in an economically efficient and responsible manner. The Company provides for the future restoration and reclamation of properties in its financial statements.

OUTLOOK

Over the last few years, Highwood has been in a transitional mode, rationalizing its operations, expanding capacity of higher-value products and acquiring and redeveloping the Canada Talc facility. Marketing efforts have been focussed on increasing market share in the industrial filler area and gaining customer acceptance of our talc products. Management expects that the Company will now begin to bear the fruits of this effort and that Highwood Resources will return to profitability in 2002.

The successful optioning of a portion of the Thor Lake property for tantalum exploration is a very positive development and the Company looks forward to being able to further exploit its Thor Lake asset by way of a beryllium joint venture at some point in the future.

HIGHWOOD RESOURCES LTD.

Consolidated Statements of (Loss) Earnings and Retained Earnings
(Canadian $)

	For the three months ended December 31 2001	For the three months ended December 31 2000	**For the twelve months ended December 31 2001**	For the twelve Months ended December 31 2000
	(Unaudited)	(Unaudited)		
REVENUE				
Sales	**$4,168,726**	$3,880,719	**$17,579,430**	$16,511,791
Cost of sales	**3,571,950**	3,541,121	**15,063,124**	14,141,158
	596,776	339,598	**2,516,306**	2,370,633
EXPENSES				
General and administrative	**682,482**	677,485	**1,780,548**	1,642,780
Depreciation and amortization	**307,758**	252,882	**1,189,340**	1,082,860
Exploration	**19,164**	41,650	**88,641**	319,174
Interest	**101,217**	120,880	**468,459**	333,245
	1,110,621	1,092,897	**3,526,988**	3,378,059
LOSS FROM OPERATIONS	**(513,845)**	(753,299)	**(1,010,682)**	(1,007,426)
Write-down of capital assets (Note 4)	**(1,116,411)**	-	**(1,116,411)**	-
Write-downs of properties and deferred exploration Costs (Note 5)	**(209,807)**	-	**(209,807)**	-
Gain on sale of assets (Note 4)	**14,936**	349	**27,922**	547,429
LOSS BEFORE INCOME TAXES	**(1,825,127)**	(752,950)	**(2,308,978)**	(459,997)
Income taxes - current (Note 10)	**18,111**	29,549	**61,544**	95,668
- future (Note 10)	**473,501**	(249,622)	**240,246**	(207,551)
	491,612	(220,073)	**301,790**	(111,883)
NET LOSS	**(2,316,739)**	(532,877)	**(2,610,768)**	(348,114)
Retained earnings, beginning of period	**705,017**	1,531,923	**999,046**	997,465
Adjustment for change in accounting standard (Note 2)	-	-	-	349,695
Retained earnings, end of period	**($1,611,722)**	$999,046	**($1,611,722)**	$999,046
NET LOSS per share, basic and diluted	**($0.11)**	($0.02)	**($0.12)**	($0.02)

HIGHWOOD RESOURCES LTD.

Consolidated Balance Sheets
(Canadian $)

	December 31 2001	December 31 2000
ASSETS		
Current		
Cash	**$180,040**	$336,317
Accounts receivable	**2,530,262**	3,294,881
Inventories (Note 3)	**8,985,388**	8,339,658
Prepaid expenses and other assets	**349,865**	95,786
	12,045,555	12,066,642
Capital assets – net (Note 4)	**10,180,302**	11,656,089
Resource properties (Note 5)	**5,759,240**	5,766,743
Future income tax asset	**-**	240,246
Deposits	**441,520**	375,656
Goodwill – net (Note 6)	**-**	66,034
	$28,426,617	$30,171,410
LIABILITIES		
Current		
Bank indebtedness (Note 7)	**$3,008,040**	$2,665,078
Accounts payable and accrued liabilities	**3,660,696**	2,363,354
Current portion of long-term debt (Note 8)	**2,700,000**	3,533,333
Current portion of reclamation costs	**100,000**	100,000
	9,468,736	8,661,765
Accrued reclamation costs	**738,144**	679,140
	10,206,880	9,340,905
BANK FINANCING AND GOING CONCERN (Notes 2, 7 and 8)		
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	**19,831,459**	19,831,459
(Deficit) / Retained earnings	**(1,611,722)**	999,046
	18,219,737	20,830,505
	$28,426,617	$30,171,410

HIGHWOOD RESOURCES LTD.

Consolidated Cash Flow Statements
(Canadian $)

	For the three months ended December 31 2001	For the three months ended December 31 2000	**For the twelve months ended December 31 2001**	For the twelve months ended December 31 2000
	(Unaudited)	(Unaudited)		
CASH FLOW RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net loss	**($2,316,739)**	($532,877)	**($2,610,768)**	($348,114)
Adjustments for:				
Depreciation and amortization	**307,758**	252,882	**1,189,340**	1,082,860
Write-down of capital assets, properties and deferred exploration costs	**1,326,218**	-	**1,326,218**	-
Future income taxes	**473,501**	(249,622)	**240,246**	(207,551)
Gain on sale of assets	**(14,936)**	(349)	**(27,922)**	(547,429)
	(224,198)	(529,966)	**117,114**	(20,234)
Changes in non-cash working capital	**616,213**	(796,479)	**1,202,896**	(325,169)
	392,015	(1,326,445)	**1,320,010**	(345,403)
FINANCING				
Repayment of long-term debt	**(233,333)**	(204,718)	**(833,333)**	(460,149)
Increase in long-term debt	**-**	-	**-**	2,000,000
	(233,333)	(204,718)	**(833,333)**	1,539,851
INVESTING				
Expenditures for resource properties	**19,109**	76,532	**(213,647)**	(441,754)
Capital asset additions	**(207,518)**	(219,729)	**(716,711)**	(3,149,993)
Reclamation expenditures	**(122,236)**	51,605	**(83,480)**	(14,027)
Net proceeds from sale of assets	**14,936**	360	**27,922**	879,850
	(295,709)	(91,232)	**(985,916)**	(2,725,924)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(137,027)**	(1,622,395)	**(499,239)**	(1,531,476)
NET BANK INDEBTEDNESS, BEGINNING OF PERIOD	**(2,690,973)**	(706,366)	**(2,328,761)**	(797,285)
NET BANK INDEBTEDNESS, END OF PERIOD	**($2,828,000)**	($2,328,761)	**($2,828,000)**	($2,328,761)
Represented by:				
Cash in bank	**$180,040**	$336,317	**$180,040**	$336,317
Bank indebtedness	**(3,008,040)**	(2,665,078)	**(3,008,040)**	(2,665,078)
	($2,828,000)	($2,328,761)	**($2,828,000)**	($2,328,761)
SUPPLEMENTARY INFORMATION				
Cash interest paid	**$284,906**	$258,999	**$487,599**	$360,793
Cash taxes paid	**13,206**	(65,429)	**194,149**	151,602

1. DESCRIPTION OF BUSINESS

Highwood Resources Ltd. (the "Company") is a Canadian mineral resource company engaged in the mining, processing and marketing of industrial minerals. The Company has mining and processing facilities in North America and Southeast Asia and markets talc, barite, silica, gypsum and zeolite products worldwide through an extensive distribution network. The Company also holds non-producing properties for future exploration and development, principally its Thor Lake mineral property.

In January 1999, the Company acquired Canada Talc Limited, a long-established talc producer in Southeastern Ontario.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles.

Going concern basis of presentation

These consolidated financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2000, the Company was in breach of certain debt covenants but was current with respect to required principal debt repayments. The Company anticipated that the sale of certain lands during the first six months of 2001 would provide sufficient cash to enable the Company to eliminate breached debt covenants and to make required principal debt repayments. Effective April 30, 2001, the Company re-negotiated its lending arrangement with its principal banker. Amongst other requirements, the re-negotiated agreement required a $1,500,000 principal payment on July 31, 2001, which the Company was unable to make, principally because the aforementioned planned sale of land did not occur. The lender made demand for payment of all its outstanding debt on September 4, 2001, but subsequently withdrew this demand by way of a forbearance agreement dated October 3, 2001. The lender required a principal payment of $1,500,000 by December 15, 2001 and requires that all remaining indebtedness be retired by March 31, 2002. The December 15, 2001 principal payment of $1,500,000 was made on January 15, 2002, upon successful completion of the Company's Rights Offering, described in Note 15. The Company will also need to obtain new debt financing and or new capital to replace the existing bank debt, prior to March 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's ability to continue as a going concern is dependent upon additional capital and or replacement debt financing and achieving profitable operations and cash flows. These financial statements do not include any adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities and reported income and balance sheet classification. The outcome of these matters cannot be predicted with any certainty at this time.

Consolidation

The consolidated financial statements of the Company include the accounts of Highwood Resources Ltd., its wholly owned subsidiaries and its 55% interest in Sino-Can Joint Venture, using the proportionate consolidation method. All inter-company balances and transactions have been eliminated.

Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. The amounts recorded for valuation of producing and non-producing resource properties, provision for asset impairment, future income taxes, useful lives of capital assets, goodwill, reclamation costs, and the provision for shrinkage and obsolescence of inventory are based on estimates. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Exchange gains or losses arising on translation are included in earnings, except for those gains and losses arising from the translation of long-term monetary assets or liabilities, which are deferred and amortized over the life of the respective asset or liability. The Company's foreign operations are conducted through an integrated subsidiary and financial statements are translated using the temporal method.

Inventory

Purchased inventory is recorded at the lower of average cost to acquire, including freight, and net realizable value and is recorded in cost of sales on a weighted moving average basis.

Processed inventory is recorded at the lower of standard processing cost and net realizable value and is recorded in cost of sales on a weighted moving average basis.

Capital assets

i) Property, Plant and Equipment – Property, plant and equipment are stated at cost. Depreciation and amortization is calculated using a straight-line method based on estimated useful lives of the particular assets, which do not exceed 20 years for buildings and 10 years for equipment.

ii) Carrying Value – The Company evaluates the carrying value of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

Non-producing resource properties

All exploration and development expenditures, less recoveries in the pre-production stage, relating to non-producing resource properties are deferred until such time as the properties are put into commercial production, sold or abandoned. Acquisition costs and deferred exploration and development expenditures on resource properties abandoned are written off. General exploration expenditures, which do not relate to specific resource properties, are written off in the year incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-producing resource properties (Continued)

The costs deferred at any time do not necessarily reflect present or future values. The recovery of such amounts is dependent upon economically recoverable reserves, the ability of the Company to obtain necessary financing and or joint venture partners to complete the development of its mineral properties and upon future profitable production. The Company does not accrue the estimated future costs of maintaining its resource properties in good standing.

Resource properties

The Company accounts for its investment in resource properties at cost. Direct development costs are capitalized until commercial production has commenced, at which time the costs will either be amortized on a unit-of-production basis or charged directly to operations. Provision will be made, where considered necessary based on an annual review of the properties, for permanent declines in the value of the properties.

Reclamation and site restoration costs

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future site reclamation. Both the likelihood of new regulations and their overall effect upon the Company are not predictable. The Company's policy is, at a minimum, to meet standards set by current legislation, by application of technically proven and economically feasible measures.

Future site clean-up, demolition and reclamation costs are charged to income on the unit-of-production basis, except as described below, based upon estimated total mineral inventory. Ongoing environmental monitoring costs are expensed as incurred.

As per an agreement with the Crown in Right of the Province of Ontario, for one particular location, the future site clean-up, demolition and reclamation costs are to be paid to the Crown, at a rate of $43,360 per year for the next ten consecutive years. As a result, this amount will be accrued and charged to income annually.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill is recorded at cost and has been fully amortized using the straight-line basis over the remaining estimated useful lives of the resource properties acquired.

Revenue recognition

Revenue from mineral production and processing and all direct costs are recognized at the point of sale.

Stock-based compensation plan

The Corporation has a stock option plan as described in Note 9. Consideration received by the Corporation on the exercise of stock options is credited to share capital. The excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Financial instruments

The Company is exposed to risks arising from fluctuations in interest rates and foreign exchange rates. The carrying value of the Company's cash, accounts receivable, accounts payable and accrued liabilities and other financial instruments do not differ materially from their estimated fair values. All bank indebtedness is subject to floating interest rates, which therefore reflect rates currently available for debt with similar terms and maturities. Accordingly, the fair value of the debt is not materially different from the recorded value.

Income taxes

On January 1, 2000, the Company adopted the new CICA Handbook, Section 3465, Income Taxes. Under this method, the future income tax asset and liability method of accounting for income taxes is used and future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses and resource pools are recognized to the extent that it is more likely than not that such losses will be ultimately utilized.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (Continued)

These new standards also require that future income tax assets and liabilities be measured using the enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

The Company has applied this accounting policy retroactively, without restatement by recording additional assets of $32,695, a reduction of future tax liabilities of $317,000 and an increase in retained earnings of $349,695 as at January 1, 2000.

3. INVENTORIES

	2001	2000
	$	$
Raw materials and supplies	**6,520,033**	5,245,903
Work-in-progress	**717,558**	714,240
Finished goods	**1,747,797**	2,379,515
	8,985,388	8,339,658

4. CAPITAL ASSETS

	2001			2000		
	Cost $	Accumulated Depreciation $	**Net Book Value** **$**	Cost $	Accumulated Depreciation $	Net Book Value $
Land	1,449,279	-	**1,449,279**	1,453,134	-	1,453,134
Plant and Buildings	2,266,501	1,585,197	**681,304**	2,175,939	1,498,835	677,104
Equipment	13,929,052	8,504,762	**5,424,290**	14,448,797	7,835,283	6,613,514
Mine Development	3,037,441	603,628	**2,433,813**	3,028,691	328,261	2,700,430
Other	566,371	374,755	**191,616**	535,278	323,371	211,907
	21,248,644	11,068,342	**10,180,302**	21,641,839	9,985,750	11,656,089

In 2000, the Company transferred production of gypsum and zeolite products from the Rocky Mountain House location to the Lethbridge mill. The limestone quarry was sold in 2000 for a net gain of $528,432 and the Company continues to pursue the sale of its remaining assets at Rocky Mountain House. In order to more accurately reflect the net realizable value of the land, plant and equipment, the asset has been written down, resulting in a charge to income of $1,116,411.

5. RESOURCE PROPERTIES

	Net Book Value December 31, 2000 $	Additions $	Write-Off/ Amortization $	**Net Book Value December 31, 2001 $**
Producing properties				
Silica	209,535	-	6,603	**202,932**
North American Barite	79,239	-	4,740	**74,499**
Zeolite	1	-	-	**1**
	288,775	-	11,343	**277,432**
Non-producing properties				
Thor Lake	5,300,534	181,274	-	**5,481,808**
Other claims	177,434	32,373	209,807	**-**
	5,477,968	213,647	209,807	**5,481,808**
	5,766,743	213,647	221,150	**5,759,240**

	Net Book Value December 31, 1999 $	Additions $	Amortization $	**Net Book Value December 31, 2000 $**
Producing properties				
Silica	**220,359**	-	10,824	**209,535**
North American Barite	**84,228**	-	4,989	**79,239**
Zeolite	**1**	-	-	**1**
	304,588	-	15,813	**288,775**
Non-producing properties				
Thor Lake	**4,966,233**	334,301	-	**5,300,534**
Other claims	**69,981**	107,453	-	**177,434**
	5,036,214	441,754	-	**5,477,968**
	5,340,802	441,754	15,813	**5,766,743**

5. RESOURCE PROPERTIES (Continued)

Producing properties

These balances represent the direct development costs, which have been capitalized when bringing the producing mineral claims into production. A review of the carrying values is conducted on an annual basis to evaluate their economic potential and recoverability. Approximately 90% of the silica volumes sold are to one customer, a large glass container manufacturer located in British Columbia.

Non-producing properties - Thor Lake

Highwood is the 100% owner of five mining leases, which comprise the Thor Lake property located in the Northwest Territories on the north shore of Great Slave Lake, and contains deposits of beryllium, tantalum and various other trace minerals. The Company's Thor Lake land use permit allows for preliminary mineral exploration activities but does not allow active mining, drilling and transportation of ore. Further land use applications need to be filed to obtain more extensive land use permits, and or water permits, to allow for potential future full scale mining activity to extract commercial quantities of ore. In the past, the Company has pursued the exploration of beryllium, with the intent of obtaining the required commercial mining permits required for commercial beryllium mining operations. However, no assurance exists that Highwood will be successful in obtaining the necessary land and water use permits, financing and or commercial partners to commence mining and production of beryllium in the future. The Company has recently pursued the exploration of tantalum, a metal, which is also located on the Thor Lake property.

On May 25, 2001, the Company entered into a working rights and option agreement with Navigator Exploration Corp. ("Navigator") granting Navigator exclusive rights to prospect and explore the Thor Lake property and the right to acquire a 51% interest in certain sections of the property. Under the agreement, Navigator is required to incur at least $1,400,000 in exploration expenditures over a four year period, commencing May 25, 2001. In addition, Navigator is required to pay the Company $115,000 over the same four year period. Upon Navigator having earned the 51% interest in the property, the intended commercial production and development of the Thor Lake property is to be governed by a Joint Venture Agreement, to be negotiated by the two parties. If Highwood declines to participate in the Joint Venture approved program, then Highwood's interest in the Thor Lake property will be diluted to potentially a 3% Net Smelter Return ("NSR") royalty. At any time after Highwood's interest has been converted to the 3% NSR royalty, Navigator may purchase Highwood's NSR royalty for $5,000,000.

5. RESOURCE PROPERTIES (Continued)

The Thor Lake property is also subject to three net smelter returns royalty agreements totalling 5 1/2% on all future production from the property. Pursuant to the Navigator agreement, Highwood entered into an amendment agreement with two of the aforementioned organizations to enable Highwood to purchase those companies' 3% NSR over the next 12 years, for an amount ranging from $1,500,000 to $3,000,000 plus a price index escalation percentage after four years. The remaining royalty, results in the property being subject to an additional 2.5% NSR royalty and a buyout provision, which is currently estimated to be approximately $800,000.

At December 31, 2001, the Company's net carrying value of the investment is in the amount of $5,481,808, which may not necessarily reflect present and or future value recoverable value. Thor Lake has not reached commercial production and all expenditures to date relate to licence acquisition costs and preliminary exploration and development activities. The recovery of the recorded costs is contingent upon the ability of the Company to recover economically the existing reserves, the ability of the Company to obtain necessary financing and land use permits to complete the necessary exploration and development activities and future profitable production, or earn NSR royalties.

6. GOODWILL

Goodwill was recorded on the acquisition of Mountain Minerals Co. Ltd. by Trader Resource Corp. Trader Resource Corp. amalgamated with Mountain Minerals Co. Ltd. effective January 1, 1995, and operated under the name of Mountain Minerals Co. Ltd.

	2001 **$**	2000 $
Goodwill, at cost	**1,012,136**	1,012,136
Accumulated amortization	**(1,012,136)**	(946,102)
	-	66,034

7. BANK INDEBTEDNESS

The Company has lines of credit for short-term financing of up to $3,000,000, which bear interest at prime plus 1.5%. These facilities have no fixed terms of repayment and are secured by a general security agreement (covering inventory, land and mineral claims) representing a first floating charge on all unencumbered Company assets, assignment of comprehensive loss insurance and unlimited guarantees from one of the Company's subsidiaries. At December 31, 2001, the balance outstanding on these lines of credit, included in bank indebtedness, was $2,750,000 (2000 - $2,170,000).

8. LONG-TERM DEBT – CURRENT PORTION

	2001 $	2000 $
Term bank loans:		
repayable in blended monthly instalments at prime plus 2.5% per annum. The loan is secured by a general security agreement with a fixed and floating charge over all assets of the Company, assignment of comprehensive loss insurance, Section 427 Bank Act Security covering all Canadian domiciled raw and processed inventory and unlimited guarantees from one of the Company's subsidiaries and is due March 31, 2002.	**650,000**	866,666
repayable in blended monthly instalments at prime plus 2.5% per annum. The loan is secured by a general security agreement with a fixed and floating charge over all assets of the Company, assignment of comprehensive loss insurance, Section 427 Bank Act Security covering all Canadian domiciled raw and processed inventory and unlimited guarantees from one of the Company's subsidiaries and is due March 31, 2002.	**550,000**	766,667
The combined monthly instalment for the above two facilities total $33,333.		
repayable in blended monthly instalments of $33,333 at prime plus 2.5% per annum. The loan is secured by a general security agreement with a fixed and floating charge over all assets of the Company, assignment of comprehensive loss insurance, Section 427 Bank Act Security covering all Canadian domiciled raw and processed inventory and unlimited guarantees from one of the Company's subsidiaries and is due March 31, 2002.	**1,500,000**	1,900,000
	2,700,000	3,533,333
Less current portion	**2,700,000**	3,533,333
	-	-

8. LONG-TERM DEBT (Continued)

Based on estimated interest rates currently available to the Company for loans with similar terms and maturities, the fair value of such loans at December 31, 2001 does not differ materially from the above stated amounts.

The interest paid on the above debt totalled $261,762 (2000 - $180,976).

The Company also has a reducing letter of credit outstanding, currently in the amount of $71,000. The amount due on the letter of credit decreases each year until the expiry date of December 31, 2009.

(a) Banking Financing – Forbearance Agreement

Effective April 30, 2001, the Company re-negotiated its lending arrangement with its principal banker due to certain covenants being breached at December 31, 2000.

The lending facility is comprised of three credit arrangements, with total credit facility amounts available and interest terms as follows:

Operating loan	$4,000,000	Prime + 1 ½% per annum
Reducing term loan	1,200,000	Prime + 2 ½% per annum
Reducing term loan	1,500,000	Prime + 2 ½% per annum

All of the above facilities are demand; the reducing term loans are fully drawn at December 31, 2001. In absence of demand, the reducing term loans have monthly principal repayments due in the amount of $33,333 each, and $1,500,000 was also due and payable prior to July 31, 2001. This $1,500,000 payment was not made and the lender has not waived the breach of this covenant, and therefore the Company is in default of its term loan agreement.

The lender made demand for payment on September 4, 2001, but subsequently withdrew this demand by way of a forbearance agreement dated October 3, 2001. Under the terms of this forbearance agreement, the Lender required that the Company reduce its operating loan balance by $500,000 at October 15, 2001, and a further $500,000 by December 31, 2001. Furthermore, the agreement noted that the Company was required to pay an additional $1,500,000 by December 15, 2001 out of the proceeds received from the rights offering (see Note 15(a)). Both required reductions have been made, and the maximum credit available on the operating loan has been reduced to $3,000,000 as of January 1, 2002. The $1,500,000 required payment was subsequently made on January 15, 2002.

8. LONG-TERM DEBT (Continued)

(a) Banking Financing – Forbearance Agreement (Continued)

Under the debt covenants of the lending agreement, the Company is required to maintain, as defined, a net equity amount of $14,000,000. The Company's net equity amount, as calculated under this formula, was $12,550,557 as at December 31, 2001.

However, upon completion of the rights offering on January 15, 2002, the Company's net equity amount increased to approximately $14,550,000.

Regular payments on the reducing term loans are to continue as scheduled. The Lender further requires that all indebtedness, totalling $5,450,000 as at December 31, 2001, be retired by March 31, 2002. As a result, the Company will need to obtain new financing from another lender. Continued operations are dependent upon obtaining such new bank financing and profitable operations.

The Company must comply with a series of covenants, and the facility includes restrictions on further capital investment, payment of dividends, increased indebtedness or other matters requiring consent of its lender. Net proceeds of asset dispositions must be applied, at the option of the lender, against the reducing term loans noted above.

(b) Letter of Credit

In conjunction with the forbearance agreement, Dynatec Corporation ("Dynatec"), the Company's significant shareholder, agreed to provide a guarantee of the Company's obligation to make the $1,500,000 payment December 15, 2001, as previously required by the lender. As security for this guarantee, Dynatec has provided a letter of credit in favour of the lender, to be drawn at the lender's discretion in whole or in part, at any time on or after December 16, 2001. As a result of a successful rights offering, the letter of credit was not drawn and has been returned to Dynatec.

(c) Indemnity Agreement

On November 21, 2001, the Company entered into an indemnity and security agreement with Dynatec, which provides for an indemnity to Dynatec by the Company for claims being made by the Company's principal lender pursuant to the Forbearance Agreement, Dynatec Letter of Credit or the Dynatec Guarantee. As security for the Company's obligations under the Indemnity Agreement, the Company has granted Dynatec a security interest in all its property, assets and undertakings, subordinate to the prior payment to and security of the principal lender and its assignees.

9. SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of Shares	**Amount $**
Balance, December 31, 2001, 2000 and 1999	21,855,458	**19,831,459**

Following the rights offering, described in Note 15(a), a total of 39,858,305 common shares of the Company are issued and outstanding, for share capital of approximately $21,831,000, net of estimated recent rights issue costs of approximately $250,000.

(a) Stock options

A summary of the status of the Corporation's stock option plan as of December 31, 2000 and 2001 and the changes during the two years ended December 31, 2001 is presented below:

	2001		**2000**	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	592,300	0.63	620,700	0.63
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled	(477,400)	0.65	(28,400)	0.65
Outstanding, end of year	114,900	0.65	592,300	0.63

9. SHARE CAPITAL (Continued)

Exercise Price $	Number Outstanding At December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price $	Number Exercisable At December 31, 2001	Weighted Average Exercise Price $
0.60	39,900	0.07 years	0.60	39,900	0.60
0.65	50,000	1.25 years	0.65	50,000	0.65
0.72	25,000	1.38 years	0.72	25,000	0.72
0.60 - 0.72	114,900	0.61 years	0.65	114,900	0.65

10. INCOME TAXES

	2001 **$**	2000 $
Effective combined Canadian federal and provincial income tax rate	42.62%	45.12%
Expected tax recovery	(960,997)	(207,551)
Increase (decrease) in income tax expense due to the following:		
Future income tax asset not recorded	999,956	-
Write off of fiscal 2000 future income tax asset	240,246	-
Adjustment for change in enacted income tax rates	(18,636)	(366)
Adjustment for permanent differences	(20,323)	366
Other taxes and government charges	61,544	95,668
Income tax expense (recovery)	301,790	(111,883)

As at December 31, 2001, the Company and its subsidiaries have approximately $20,175,000 (2000 - $19,717,000) in unapplied exploration and development expenses, which may be carried forward indefinitely and used to reduce future resource profits. Because of reorganizations undertaken by the Company, utilization of tax deductions, non-capital losses and exploration and development expenditures may be restricted. The potential benefits related to the exploration and development expenses and non-capital losses have only been reflected in these consolidated financial statements to the extent that they are more likely than not to be utilized.

During fiscal 2001, the previously recognized future income tax asset, totalling $240,246, was reduced to $Nil, as it was determined that the realization of this asset was no longer more likely than not.

11. RELATED PARTY TRANSACTIONS

Dynatec Corporation ("Dynatec"), a significant shareholder of the Company, performs corporate administration services and technical work on behalf of the Company. Work and services are billed back at fair market value and contracted rates. For 2001, these services and related fees amounted to $57,922 (2000 - $433,688).

Accounts payable and accrued liabilities include an amount of $75,672 (2000 - $86,526) due to Dynatec. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

At December 31, 2001, a loan receivable from an officer of the Company was outstanding in an amount totalling $19,941 (2000 - $19,941). This amount was recorded at the carrying value and is secured, non-interest bearing and is due in full by September 2007.

One of the Company's directors is also a director of one company with which Highwood has net smelter returns, as discussed in Note 5.

12. COMMITMENTS

(a) Operating leases

The Company has commitments under operating leases not disclosed elsewhere in these consolidated financial statements as follows:

	$
2002	**815,310**
2003	**421,278**
2004	**261,900**
2005	**84,357**
2006	**1,672**

(b) Barite Option Agreement

On October 2, 2001, an "Option Agreement" was entered into by the Company and Dynatec whereby Dynatec agreed to import approximately 6,400 metric tonnes of low-grade barite on the Company's behalf and to store the material at the Company's Marmora plant facility. Under the terms of this agreement, the Company has been granted an exclusive option to purchase the material in whole or in part until April 30, 2002, at Dynatec's purchase cost plus the cost of financing the inventory.

12. COMMITMENTS - Continued

(b) Barite Option Agreement (Continued)

In consideration for the Option Agreement and the provision of the letter of credit (as described in Note 8 relating to the Forbearance Agreement, the Option Agreement sets out two payments to be made to Dynatec, $150,000 (the "Special Barite Fee") and $75,000 (the "Letter of Credit Fee"). It was agreed that, subject to shareholder approval, Dynatec would subscribe to 978,261 common shares in the capital stock of the Company, in settlement of these fees. In light of the rights offering which closed January 15, 2002, further approval will be sought from regulators and shareholders to proportionately increase the number of shares. The estimated increase is approximately 33%, resulting in 1.3 million shares issued in settlement.

(c) Sino-Can Joint Venture

On September 30, 2001, Sino-Can entered into an agreement to purchase land and equipment in Guiyang, China in the amount of 2,200,000 RMB Yuan (Cdn$420,808). Upon closing, 1,200,000 RMB Yuan (Cdn$228,500) was paid, leaving 630,000 RMB Yuan (Cdn$121,154) due on or before March 8, 2002 and 370,000 RMB Yuan (Cdn$71,154) upon obtaining site use and housing certificates.

13. SEGMENTED INFORMATION

The company is managed using four operating segments, which have been determined based on the location of the production facilities as well as the nature of the market, which is serviced by each facility. These four segments are Industrial Filler, Silica, Natural Resource Industry and Limestone.

The Industrial Filler segment supplies filler and extender grade barite, talc and dolomite from the Eastern Canada operations as well as from the Sino-Can joint venture. The Silica division is based in British Columbia and produces silica sand, which is primarily used in glass production. The Natural Resource Industry segment supplies mud-grade barite, gypsum and zeolite into the drilling fluid market, reclamation and soil remediation markets and agricultural markets. The Limestone segment is based in Alberta and is not actively involved in production of industrial minerals at this time.

During 2001, changes to the way the Company was structured and managed have resulted in a realignment of the reportable segments to a more relevant grouping of its segments. Accordingly, the prior year's numbers have been restated to reflect the change.

13. SEGMENTED INFORMATION (Continued)

	For The Three Months Ended December 31 2001	For The Three Months Ended December 31 2000	**For The Twelve Months Ended December 31 2001**	For The Twelve Months Ended December 31 2000
	$	$	**$**	$
Revenue:				
Industrial Filler products	**2,069,942**	2,022,067	**9,520,326**	8,955,096
Silica products	**726,418**	593,929	**2,715,257**	2,727,451
Limestone products	**-**	41,576	**-**	315,929
Natural Resource Industry products	**1,372,366**	1,223,147	**5,343,847**	4,513,315
	4,168,726	3,880,719	**17,579,430**	16,511,791
Gross operating profits:				
Industrial Filler products	**216,184**	523,762	**2,113,938**	2,765,600
Silica products	**289,116**	115,210	**853,238**	791,858
Limestone products	**-**	36,766	**-**	120,098
Natural Resource Industry products	**244,714**	(298,853)	**846,565**	287,845
	750,014	376,885	**3,813,741**	3,965,401
Operating overhead	**545,756**	346,792	**1,523,272**	1,774,585
Administrative overhead	**289,964**	367,980	**1,554,711**	1,462,963
Amortization	**307,758**	252,882	**1,189,340**	1,082,860
Exploration	**19,164**	41,650	**88,641**	319,174
Interest expense	**101,217**	120,880	**468,459**	333,245
	1,263,859	1,130,184	**4,824,423**	4,972,827
Loss before write-downs, gain on sale of capital assets and taxes	**(513,845)**	(753,299)	**(1,010,682)**	(1,007,426)
Total assets:				
Industrial Filler products			**14,398,315**	13,663,508
Silica products			**2,688,792**	3,886,767
Limestone products			**1,000,000**	2,344,921
Natural Resource Industry products			**3,855,806**	3,327,815
Other			**6,483,704**	6,948,399
			28,426,617	30,171,410
Expenditure for capital assets:				
Industrial Filler products	207,518	130,101	**588,015**	2,939,225
Silica products	-	202	**23,397**	73,018
Limestone products	-	-	**-**	-
Natural Resource Industry products	-	89,426	**105,299**	137,750
	207,518	219,729	**716,711**	3,149,993

14. CONTINGENCIES

The Company is a defendant in lawsuits arising from claims filed by parties related to matters arising in the normal course of business. The Company believes that these claims are without merit and any impact on the operations of the Company will not be material. No provision has been made by the Company for such claims at this time.

15. SUBSEQUENT EVENTS

(a) Rights Offering

The Company issued a Rights Offering, dated December 10, 2001, for existing shareholders to subscribe for up to 21,855,458 rights exercisable into 18,002,847 common shares at $0.125 per share, for aggregate proceeds of $2,250,356. The expiry date of the offering was January 11, 2002. As part of the Forbearance Agreement, discussed in Note 8, Dynatec entered into a Standby Commitment to subscribe for Common Shares upon exercise of the Rights having an aggregate subscription price of not less than $1,500,000. Pursuant to this agreement, Dynatec purchased a total of 7,838,058 common shares under the rights offering (including 400,000 common shares purchased in the open market during the course of the Rights Offering) and now owns approximately 40.1% of the total number of common shares of the Company.

The rights offering was oversubscribed and as a result, the full amount of $2,250,356 was raised. Issue costs were approximately $250,000. $1,500,000 of the proceeds was used to make a required payment to the Company's principal lender on January 15, 2002.

16. COMPARATIVE BALANCES

Certain comparative balances have been reclassified to conform to the current year's presentation.